May 16, 2023

Rob Hunt
Chairman of the Board
4Front Ventures
5060 N. 40th Street, Suite 120
Phoenix, AZ 85018

Dear Rob,

Please accept this correspondence as the official notice of my resignation from 4Front's Audit Committee, including the Chairman position, as well as from 4Front's Board of Directors effective today.

It has been a great pleasure working with you and the rest of 4Front's Board of Directors and Management team.

Sincerely,

Amit R. Patel

cc: 4Front Ventures Board of Directors
Chris Wimmer, 4Front Ventures General Counsel
Leo Gontmakher, 4Front Ventures CEO
Karl Chowscano, 4Front Ventures Consulting President
Keith Adams, 4Front Ventures CFO
Andrew Thut, 4Front Ventures CIO